UC Asset Limited Partnership
537 Peachtree Street NE
Atlanta, GA 30308, USA

Offering Circular Supplement No. 1	Filed pursuant to Rule 253(g)(2)
(To the Form 1-A/a dated August 17, 2026)	File No. 024-12612

UC ASSET LP

Series C Preferred Units

$1.00 per unit

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated August 17, 2026 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-12612), relating to the offer and sale by us of up to 5,000,000 shares of our Series C Preferred Units at a purchase price per share equal to $1.00 (the “Offering”).

Explanatory Notes

This Supplement is being filed to update, amend and supplement the information in the Offering Circular with the following information. Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 4 of our Offering Circular for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Offering Circular. Any representation to the contrary is a criminal offense.

UC Asset Limited Partnership. Address: 537 Peachtree Street NE, Atlanta, GA 30308, USA; Tel: 470-475-1035; Website: www.ucasset.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. All statements other than statements of historical facts contained in this Offering Circular, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Offering Circular are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Offering Circular and are subject to a number of risks, uncertainties and assumptions described under the sections in this Offering Circular titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Offering Circular. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

UC Asset Limited Partnership. Address: 537 Peachtree Street NE, Atlanta, GA 30308, USA; Tel: 470-475-1035; Website: www.ucasset.com

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UPDATES TO OUR OFFERING

1. Offering Termination Date

The offering will terminate upon the earlier of: (i) a date determined by our general partner, or (ii) August 23, 2027, which is one calendar year after the qualification of the offering statement of which this Supplement forms a part.

2. The date of our Offering Circular

Upon filing of this Supplement, the date of our offering circular, as subsequently amended including amendments contained in this Supplement, shall be set at the same date of this Supplement, which is dated August 31, 2026.

3. Engagement of Broker-on-Record

On August 31, 2026, we engaged and retained Rialto Markets LLC (“Rialto”) to provide operational, onboarding, and compliance-related services in connection with the Offering, including:

a. Acting as Investor Onboarding Agent and Broker of Record for applicable Form 1-A filings with the SEC and Rule 5110 filings with FINRA;

b. Reviewing investor information, including Know Your Customer (“KYC”) details, conducting anti-money laundering (“AML”) and other compliance background checks, and providing a recommendation to Issuer whether to accept an investor;

c. Reviewing investor subscription agreements and determining whether such agreements may be accepted for participation in the Offering;

d. Managing exceptions related to investor subscription agreements, investor information, or investor funds;

e. Reconciling investor subscription agreements and investment funds;

f. Not providing investment advice or investment recommendations to any investor;

g. Coordinating with Issuer’s legal counsel or preparation services, registered transfer agent, blue sky filing and monitoring services, and escrow agent, as applicable;

h. Maintaining investor information securely and disclosing such information only as required by regulators or as necessary to perform the Services; and

i. Reviewing marketing materials related to the Offering for compliance purposes.

A complete copy of the engagement agreement with Rialto Markets LLC is filed with this Supplemental and to be incorporated into our Offering Circular as Exhibit 14.1

4. Amendment to Part III – Exhibits

Part III – Exhibits of the Offering Circular is hereby amended as follows.

UC Asset Limited Partnership. Address: 537 Peachtree Street NE, Atlanta, GA 30308, USA; Tel: 470-475-1035; Website: www.ucasset.com

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Part III – EXHIBITS

Exhibit No.	Description
3.1	Certificate of Limited Partnership of UC Asset LP, Filed previously with our Form 1A on February 12, 2018.
3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023
3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022
3.4	Certificate of Designation of Series B Preferred, as amended and reinstated on March 16, 2025, filed previously with our Form 1-A on May 08, 2025
3.5	Certificate of Designation of Series C Preferred Units, Amended and Reinstated, filed previously with our Form 1-A-a on June 4, 2026
3.5a	Subscription Agreement for Series C Preferred Units as amended on June 24, 2025, filed previously with our Form 1-A-a on June 25, 2025
5.1	Joint Venture Agreement with Vaycaychella Inc dated December 10, 2024, filed previously with our Form 1-A on May 08, 2025
6.3	Lease Agreement between Fire Ranch LLC and AZOP Properties LLC, dated March 15, 2025, filed previously with our Form 1-A on May 08, 2025
6.4	Special Lending Agreement with General Partner, Dated January 20, 2025, filed previously with our Form 1-A on May 08, 2025
11.1	Consent Of Independent Public Accounting Firm, dated July 15, 2026, filed previously with our Form 1-A-a on July 30, 2026
11.2	Consent of Jones & Haley, P.C. (contained in Exhibit 12.1), filed previously with our Form 1-A on May 08, 2025
12.1	Opinion of Jones & Haley, P.C., filed previously with our Form 1-A on May 08, 2025
13.1	Test the Water Materials published on UcAsset.com, filed previously with our Form 1-A/a on July 15, 2025
14.1	Broker-Dealer - Onboarding Agent Engagement Agreement

UC Asset Limited Partnership. Address: 537 Peachtree Street NE, Atlanta, GA 30308, USA; Tel: 470-475-1035; Website: www.ucasset.com

 III-1

Exhibit 14.1

Broker-Dealer - Onboarding Agent Engagement Agreement – Reg A+ Tier 2

Please note: This agreement will expire within 14 calendar days of being sent by Rialto, terms may change.

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between UC Asset Limited Partnership (“Issuer”), a Delaware limited partnership, and Rialto Markets LLC., a Delaware Limited Liability Company (“Rialto”) and FINRA registered Broker Dealer in all 50 states and Puerto Rico. Issuer and Rialto agree to be bound by the terms of this Agreement, effective as of _08/31/2026

(the “Effective Date”):

Whereas, Rialto is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Issuer is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the “Offering”) for $5,000,000 and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

1.1 Appointment and Scope of Services

Issuer hereby engages and retains Rialto Markets LLC (“Rialto”) to provide operational, onboarding, and compliance-related services in connection with the Offering, including:

a. Acting as Investor Onboarding Agent and Broker of Record for applicable Form 1-A filings with the SEC and Rule 5110 filings with FINRA;

b. Reviewing investor information, including Know Your Customer (“KYC”) details, conducting anti-money laundering (“AML”) and other compliance background checks, and providing a recommendation to Issuer whether to accept an investor;

c. Reviewing investor subscription agreements and determining whether such agreements may be accepted for participation in the Offering;

d. Managing exceptions related to investor subscription agreements, investor information, or investor funds;

e. Reconciling investor subscription agreements and investment funds;

f. Not providing investment advice or investment recommendations to any investor;

g. Coordinating with Issuer’s legal counsel or preparation services, registered transfer agent, blue sky filing and monitoring services, and escrow agent, as applicable;

h. Maintaining investor information securely and disclosing such information only as required by regulators or as necessary to perform the Services; and

i. Reviewing marketing materials related to the Offering for compliance purposes.

August 31, 2026

1.2 Term of Agreement

This Agreement shall commence on the Effective Date and shall have an initial term of six (6) months (the “Initial Term”).

Unless otherwise agreed in writing by Rialto, the Offering must launch and begin accepting investor subscriptions through channels approved by Rialto on or before the expiration of the Initial Term. If the Offering has not launched by that date, this Agreement shall automatically expire without further notice unless Rialto, in its sole discretion, agrees in writing to extend the launch period. The performance of Services, including due diligence, regulatory filing support, technology coordination, or marketing review, will not by itself extend the Initial Term or prevent expiration of this Agreement.

If the Offering launches during the Initial Term, this Agreement shall continue through completion or termination of the Offering, unless earlier terminated in accordance with this Agreement.

Any extension beyond the Initial Term must be expressly agreed to in writing by both Parties. Rialto may condition an extension upon an updated project schedule, completion of outstanding requirements, payment of outstanding invoices, payment of a continuation or reactivation fee, revised service limitations, or other reasonable conditions. Rialto shall have no obligation to grant an extension.

Delays resulting from SEC, FINRA, or other regulatory review shall not automatically extend the Initial Term. In determining whether to grant an extension, Rialto may consider whether the Issuer has timely performed its obligations, responded to requests and regulatory comments, and otherwise diligently pursued qualification and launch of the Offering.

For purposes of this Section, an “Offering has launched” means that the Offering has been qualified by the SEC if applicable and is actively accepting investor subscriptions through channels approved by Rialto.

1.3 Termination Without Cause

Notwithstanding anything to the contrary herein, either Party may terminate this Agreement without cause upon thirty (30) calendar days’ prior written notice to the other Party.

1.4 Termination for Cause

This Agreement may be terminated for Cause as follows:

a. Material Breach. By the non-breaching Party if the other Party materially breaches this Agreement and fails to cure such breach within ten (10) calendar days after written notice.

b. Inaccurate Representations. By a Party upon written notice if any material representation or warranty made by the other Party proves to have been materially inaccurate when made.

c. Failure to Cooperate / Non-Responsiveness. If the Issuer fails for fifteen (15) consecutive calendar days to provide information, comments, approvals, decisions, payments, or other cooperation reasonably required for the Services, Rialto may place the engagement on inactive status and suspend all Services. If the inactivity continues for thirty (30) consecutive calendar days, Rialto may terminate this Agreement upon written notice. Rialto is not required to reserve personnel, technology resources, regulatory filing capacity, or launch availability during a period of inactivity. Any resumption of Services may be conditioned upon Rialto’s then-current availability, completion of refreshed due diligence, payment of outstanding amounts, payment of a reactivation fee, and execution of an amended project schedule.

d. Use without Consent. Issuer shall not, without the prior express written consent of Rialto Markets, LLC, granted in its sole discretion, use the Offering or Rialto’s engagement to develop, test, operate, validate, or promote any platform, marketplace, exchange, funding portal, alternative trading system, or similar investment-related technology or service. Any consent, if granted, shall be limited solely to the specific activity expressly approved in writing, shall not constitute endorsement or regulatory approval, and may be revoked by Rialto at any time if Rialto reasonably determines that such activity presents regulatory, legal, or reputational risk. Consent shall not be implied by silence, course of dealing, or continued performance under this Agreement.

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e. Insolvency. By a Party immediately upon written notice if the other Party becomes insolvent, enters bankruptcy, or makes an assignment for the benefit of creditors.

1.5 Regulatory, Supervisory, or Compliance Risk

Notwithstanding anything to the contrary herein, Rialto may terminate this Agreement immediately upon written notice if, in its reasonable discretion, continued engagement with the Issuer would expose Rialto to material regulatory, supervisory, compliance, reputational, operational, or legal risk, including due to the Issuer’s conduct, financial condition, failure to cooperate, failure to provide accurate or complete information, or inability to proceed in compliance with applicable securities laws.

Rialto may suspend Services, in whole or in part, during any period in which regulatory review, regulatory comments or regulatory holds materially impact the Offering, without such suspension constituting a breach.

Rialto may also suspend Services, in whole or in part, if the Issuer uses or distributes an unapproved communication; materially changes an approved communication without renewed approval; repeatedly resubmits claims or language previously rejected by Rialto without materially addressing Rialto’s comments; fails to provide requested substantiation; or otherwise fails to comply with Rialto’s written marketing or compliance requirements. Unauthorized use of marketing materials or continued noncompliance after written notice constitutes a material breach. Rialto may require removal or correction of the communication, corrective disclosure, preservation of distribution records, and other remediation as a condition to resuming Services.

1.6 Fees and Effect of Termination

a. Issuer Early Termination Post-FINRA No Objection. If the Issuer terminates the Offering after issuance of a FINRA No Objection Letter, fees owed to Rialto shall be the greater of $30,000 or the applicable percentage fee, not to exceed $30,000.

b. Issuer Termination for Cause. Issuer may terminate this Agreement for Cause upon Rialto’s material failure to perform the Services. In such event, Issuer shall not be obligated to pay any termination fee.

c. Termination by Rialto. Termination by Rialto for Cause, pursuant to Section 1.5, or due to Issuer’s material breach shall not affect Issuer’s obligation to pay all fees earned, accrued, or incurred through the termination date, including non-refundable consulting, onboarding, administrative, or compliance fees and approved reimbursable expenses.

1.7 Wind-Down and Survival

Upon delivery of any notice of termination, Rialto may, in its discretion, limit its activities to orderly wind-down, record retention, and regulatory close-out functions and shall not be required to continue active onboarding, marketing review, filing, or operational support. Rialto shall reasonably cooperate in an orderly transition following termination, including performing regulatory close-out actions and providing current status information concerning pending subscriptions or filings, in each case as reasonably necessary and permitted by applicable law, regulation, and Rialto’s books-and-records obligations. Rialto shall not be required to continue Services after the effective date of termination, maintain the engagement pending appointment of a replacement broker-dealer, or take any action that would conflict with its legal, regulatory, supervisory, or record-retention obligations. All provisions which by their nature should survive termination shall survive, including limitations of liability, indemnification obligations, and payment obligations for Services performed prior to termination.

August 31, 2026

1.8 Marketing Review Protocol

a. Included Review Allowance. Unless otherwise stated in Schedule B or agreed in writing by Rialto, the fees under this Agreement include compliance review of (i) no more than ten (10) unique marketing communications submitted during the Testing-the-Waters or other pre-launch period; and (ii) after launch, no more than ten (10) new unique marketing communications during each calendar quarter in which the Offering remains active. The included allowance provides for no more than two (2) review rounds for each communication. Unused post-launch reviews do not carry forward to a subsequent calendar quarter. Continued use or redistribution of a previously approved communication will not count as a new communication, provided that the communication has not been materially changed and remains accurate and consistent with the then-current offering documents.

b. Review Round and New Communication. A “review round” means Rialto’s review of a complete submission and delivery of one consolidated set of comments. A communication that is materially revised after Rialto’s review, including through the addition of new claims, performance information, comparisons, testimonials, endorsements, offering terms, graphics affecting the communication’s meaning, or a materially different format or audience, may be treated as a new communication. Substantially identical adaptations of an approved communication may be grouped as one communication only if Rialto agrees in writing.

c. Submission Procedures. Marketing materials must be submitted by the Issuer’s designated point of contact through the process specified by Rialto; be complete, internally approved by the Issuer, and ready for compliance review; identify the intended audience, communication channel, proposed use date, destination URL, and supporting substantiation; be submitted in consolidated batches of no more than ten (10) unique communications; and clearly identify all revisions made after a prior review. Rialto may decline to review incomplete, duplicative, piecemeal, improperly formatted, or internally inconsistent submissions. Any stated review period begins only after Rialto determines that the submission is complete.

d. Compliance Determinations. Rialto retains sole discretion to determine whether a marketing communication may be associated with Rialto, distributed through Rialto-approved channels, or used in connection with Services performed under this Agreement. Following receipt of Rialto’s compliance comments, the Issuer must either: (i) implement the requested revisions; (ii) submit one consolidated alternative revision for further review; or (iii) withdraw the communication. Rialto is not obligated to approve any alternative language or to continue reviewing substantially similar language that Rialto has previously determined is unacceptable. Advice or approval from the Issuer’s legal counsel does not bind Rialto or require Rialto to approve a communication.

e. Written Approval Required. No marketing communication requiring Rialto review may be published, distributed, scheduled, activated, or otherwise used unless and until Rialto has issued final written approval of the specific version. Approval applies only to the version, format, audience, channel, disclosures, hyperlinks, and period of use reviewed by Rialto. Any material change requires renewed approval. Silence, preliminary comments, participation in a discussion, or approval of a related communication does not constitute approval.

f. Additional Services. Submissions exceeding the applicable pre-launch or quarterly post-launch allowance, additional review rounds, expedited reviews, reviews requested after the applicable launch-readiness period, and remediation of unauthorized or noncompliant communications constitute Additional Services. Rialto has no obligation to perform Additional Services unless the Parties first agree in writing to the scope, timing, and applicable additional fees.

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g. Review Timing. Rialto will use commercially reasonable efforts to review complete submissions promptly, taking into account the volume and complexity of the materials, required revisions, regulatory considerations, and Rialto’s supervisory obligations. Any review timeframe or estimated completion date communicated by Rialto is an estimate only and does not constitute a guaranteed service level or contractual deadline.

2. Services. Rialto will perform the services listed above in section 1, in connection with the Offering (the “Services”). Unless otherwise agreed to in writing by the parties.

3. Compensation. As compensation for the Services, Issuer shall pay to Rialto $25,000 due upon signing of this agreement. The issuer shall pay to Rialto fees equal to 1% for Investor Onboarding - Broker of Record Compliance/Administrative services listed as “a” – “i” in section 1 above on the aggregate amount raised by the Issuer. The Issuer will engage a Blue-Sky service to provide and manage the Blue-Sky Notice Filing, Fee process and ongoing monitoring. The service will be reviewed and approved by Rialto prior to engagement by the Issuer. In addition, Rialto will be provided with oversight and monitoring access to the service to confirm management of the process is being performed and maintained as required.

There are no other expected out-of-pocket expenses.

The maximum expenses for this offering are $28,750 including the FINRA and Investor Onboarding and KYC/AML Administration Fees.

Please note when fees/expenses are due, Rialto will not continue with any services unless all outstanding invoices are paid and the fee structure of this agreement will automatically expire if initial fees are not paid within five (5) calendar days of the execution of this Agreement. Except for the success-based commission for investments processed, the other fees/expense should not be expected to be paid out using funds from closed shares in escrow (at disbursements).

3A. Consulting / Advisory Fee Compliance under FINRA Rule 5110(g)(4)

The Parties acknowledge that the Consulting Fee described in Schedule B constitutes payment for advisory and consulting services that are not sales compensation. The Consulting Fee covers advisory, project management, and compliance preparation services related to the Offering, including but not limited to: pre-filing guidance, platform configuration, coordination among Issuer counsel, escrow, and transfer agent, and support for offering readiness.

Consistent with FINRA Rule 5110(g)(4)(A), any portion of the Consulting Fee that is not earned based on advisory or consulting services actually performed shall be returned to the Issuer. Rialto Markets LLC shall maintain records detailing time spent and services rendered to support earned amounts.

Pursuant to FINRA Rule 5110(g)(4)(B), any advisory or consulting fee payable to Rialto Markets LLC shall be payable only if the Offering is completed in accordance with the terms of this Agreement. If the Offering does not close or is terminated for any reason, the Issuer shall have no obligation to pay any unpaid advisory or consulting fees, and Rialto shall return any unearned balance of the Consulting Fee as described above.

For clarity, the 1.0% Broker of Record / Compliance & Administrative Services Fee set forth in Schedule B constitutes sales compensation that is success-based, while the Consulting Fee referenced herein is not contingent upon capital raised and is subject to the limitations of FINRA Rule 5110(g)(4).

The Consulting Fee is subject to FINRA Rule 5110(g)(4)(A) and 5110(g)(4)(B); any unearned portion shall be returned to the Issuer, and payment is conditioned upon completion of the Offering.

August 31, 2026

3B. Investor Onboarding and KYC/AML Administration Fee

In connection with the Offering, Rialto will perform customer identification, anti-money laundering, and related onboarding and administrative procedures required under applicable law and regulation.

Issuer agrees to pay Rialto an Investor Onboarding and KYC / AML Administration Fee (the “KYC Administration Fee”) to cover the administration, processing, and operational support associated with investor onboarding and identity verification activities during the Offering, as set forth in Schedule B.

The KYC Administration Fee is non-contingent, is not based on the number of investors accepted or the amount of securities sold, and is payable regardless of whether any particular investor is approved.

Rialto provides onboarding review and a recommendation; Issuer retains sole discretion regarding investor acceptance. Rialto may suspend or refuse processing as necessary to comply with applicable legal or regulatory requirements.

Rialto will provide a recommendation to Issuer regarding investor onboarding based on Rialto’s reviews and procedures. The ultimate decision whether to accept or reject any investor rests solely with Issuer; provided, however, Rialto may decline to perform Services for, or may restrict access to the onboarding process for, any investor or Issuer activity to the extent required to comply with applicable law, regulation, or Rialto’s regulatory obligations.

Payment of any fee and/or performance of onboarding activities does not guarantee investor acceptance or participation in the Offering.

3C. Fee Schedule Controls. All compensation and fees payable to Rialto are set forth in Schedule B, except for any early termination fee expressly provided elsewhere in this Agreement. In the event of a direct conflict between Schedule B and another provision of this Agreement solely with respect to the amount or calculation of a fee or expense, Schedule B shall control. For the avoidance of doubt, Schedule B shall not modify or supersede any provision of this Agreement concerning the scope of Services, termination rights, service limitations, or the circumstances under which a fee or expense is earned, payable, or non-refundable.

4. Regulatory Compliance

Issuer shall, and shall use commercially reasonable efforts to cause its third-party providers involved in the Offering or the Services to, reasonably cooperate with Rialto and comply with requests that are reasonably necessary for Rialto to perform the Services or satisfy applicable legal, regulatory, supervisory, or books-and-records obligations. If a third-party provider fails to provide required cooperation or information, Rialto may suspend the affected Services until the deficiency is resolved. Issuer shall at all times maintain all required registrations and licenses, including foreign qualification, if necessary; maintain all ongoing reporting requirements to the SEC once qualified; and pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case as necessary or appropriate to perform its obligations under this Agreement. Issuer shall comply with and adhere to all Rialto requirements in Schedule C.

FINRA Corporate Filing Fee for this $5,000,000 best-efforts offering is $1,250 and will be a pass-through fee payable to Rialto, from the Issuer, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Rialto to FINRA. The FINRA Fee is .00015 of total offering amount + $500. Rialto will not file the required 5110 filing until the FINRA Corporate Filing Fee is received from the Issuer.

Issuer and Rialto will have the shared responsibility for the review of all documentation related to the Investor but the ultimate discretion about accepting an Investor will be the sole decision of the Issuer. Each Investor will be considered to be that of the Issuer’s and NOT Rialto.

Issuer and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

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Issuer and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5. Role of Rialto. Issuer acknowledges and agrees that Issuer will rely on Issuer’s own judgment in using Rialto’s Services. Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

5.1 Pre-Engagement Testing-the-Waters Activities

a. Issuer Responsibility. The Issuer acknowledges that Rialto did not create, review, approve, authorize, supervise, distribute, or participate in the use of any Testing-the-Waters materials or other solicitation-of-interest communications used or distributed before the Effective Date (“Pre-Engagement TTW Materials”). The Issuer bears sole responsibility for the content, accuracy, completeness, filing, distribution, use, and legal and regulatory compliance of all Pre-Engagement TTW Materials and related activities, including compliance with Rule 255 under the Securities Act of 1933, applicable antifraud provisions, required legends and disclosures, filing requirements, restrictions on accepting money or commitments, and any applicable correction or redistribution requirements.

b. Required Production and Certification. Within five (5) business days after the Effective Date, the Issuer shall provide Rialto with a complete inventory and copies of all Pre-Engagement TTW Materials. The inventory must identify, for each communication, its dates of use, versions, intended and actual audiences, communication channels, URLs, distribution methods, available distribution or engagement information, legends and disclosures used, related regulatory filings, and any corrections, complaints, or regulatory communications. The Issuer shall certify in writing that the production is complete and accurate.

c. No Retroactive Approval or Assumption of Responsibility. Rialto’s receipt, review, discussion, or retention of any Pre-Engagement TTW Material is solely for due diligence, risk assessment, recordkeeping, and determining whether Rialto is willing and able to proceed with the engagement. No such activity constitutes retroactive approval, ratification, adoption, validation, or confirmation of compliance and does not cause Rialto to assume responsibility for the material or its prior use.

d. Continued or Repeated Use. Effective as of the Effective Date, the Issuer shall discontinue use of all Pre-Engagement TTW Materials unless and until Rialto provides final written approval of the specific version for continued or repeated use. Any Pre-Engagement TTW Material submitted for continued, renewed, or repeated use will be treated as a marketing communication subject to the Marketing Review Protocol in Section 1.8 and will count toward the applicable review allowance.

e. Remediation. The Issuer is solely responsible, at its own expense, for any amendment, correction, filing, notice, withdrawal, takedown, redistribution, investor communication, or other remediation relating to Pre-Engagement TTW Materials or their prior use. Rialto may require such remediation as a condition to continuing the engagement but will not be responsible for determining or implementing the Issuer’s remedial obligations.

f. Breach and Termination. Any incomplete or inaccurate production or certification, unauthorized continued use of Pre-Engagement TTW Materials, or failure to undertake remediation reasonably required by Rialto constitutes a material breach of this Agreement. Rialto may suspend Services or terminate this Agreement immediately if Rialto reasonably determines that prior or continued TTW activities present material regulatory, legal, supervisory, operational, or reputational risk.

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g. Indemnification. The Issuer’s indemnification obligations under Schedule A expressly include any losses, claims, regulatory inquiries, examinations, investigations, enforcement matters, corrective actions, costs, or expenses arising from or relating to Pre-Engagement TTW Materials or their creation, content, filing, distribution, or use before the Effective Date, except to the extent finally determined to have resulted from Rialto’s gross negligence or willful misconduct occurring after the Effective Date.

6. Indemnification and Legal

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Issuer or, except as expressly provided herein, any other person. The provisions of this letter agreement shall be binding upon the Issuer and its successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Issuer and Rialto Markets LLC. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Issuer agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Issuer on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Issuer, which information includes the name and address of the Issuer and other information that will allow Rialto Markets LLC to identify the Issuer in accordance with the Act and such other laws, rules and regulations.

For the avoidance of doubt, any arbitration referenced in this Agreement shall be conducted pursuant to the FINRA Code of Arbitration Procedure.

7. Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Receiving Party will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

August 31, 2026

The Issuer may identify Rialto and disclose Rialto’s role, scope of services, compensation, and this Agreement, including its schedules, in the Issuer’s offering documents, regulatory filings, and related amendments or supplements where required or appropriate in connection with the Offering. Any press release, advertisement, promotional announcement, or other public communication by the Issuer that uses Rialto’s name or trademarks, or otherwise describes Rialto’s involvement beyond such offering or regulatory disclosure, shall be subject to Rialto’s prior written approval. Rialto’s rights to reference completed transactions are governed by Section 8.

Should the Issuer wish to proceed, please confirm acceptance of the terms of this Agreement by signing electronically.

8. Miscellaneous

ANY DISPUTE OR CONTROVERSY BETWEEN THE ISSUER AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities.

This Agreement will be binding upon all successors, assigns or transferees of Issuer. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Issuer and Rialto will work together to authorize and approve co-branded notifications and Issuer facing communication materials regarding the representations in this

Agreement. Notwithstanding any provisions to the contrary within, Issuer agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

August 31, 2026

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Issuer:	UC Asset Limited Partnership	Rialto Markets LLC

Signature:	/s/ Larry Xianghong Wu

Print Name:	Larry Xianghong Wu	Shari Noonan

Title:	Founding Partner	CEO

Date:	08/31/2026

August 31, 2026

Schedule A – Indemnification

1. Definitions. For purposes of this Schedule A: (a) “Indemnified Person” means Rialto, its affiliates directly involved in performing the Services, and their respective directors, officers, employees, and agents acting within the scope of the Services; (b) “Claim” means a third-party claim, action, suit, arbitration, regulatory inquiry, examination, investigation, or enforcement proceeding; and (c) “Losses” means judgments, settlements, damages, fines, penalties, and reasonable, documented out-of-pocket legal and professional fees and expenses.

2. Issuer Indemnification. Subject to this Schedule A, the Issuer shall indemnify and hold harmless each Indemnified Person from and against Losses incurred in connection with a Claim, but only to the extent arising out of or relating to:

(a) any material misstatement or alleged material misstatement of fact in the offering statement, offering circular, subscription agreement, marketing communication, Testing-the-Waters material, or other written information furnished or expressly approved by the Issuer for use in connection with the Offering;

(b) any omission or alleged omission of a material fact required to be stated in such materials or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(c) the Issuer’s material breach of this Agreement or of any representation, warranty, or covenant made by the Issuer in this Agreement;

(d) the Issuer’s violation of applicable securities law or regulation in connection with the Offering;

(e) any unauthorized use, alteration, publication, or distribution by or on behalf of the Issuer of materials that Rialto had not approved in writing, or that the Issuer materially changed after Rialto’s written approval; or

(f) Pre-Engagement TTW Materials or their creation, content, filing, distribution, or use before the Effective Date.

3. Exclusions. The Issuer shall have no obligation to indemnify or reimburse an Indemnified Person to the extent a Claim or Loss is finally determined by a court, arbitrator, or regulatory authority of competent jurisdiction to have resulted from:

(a) that Indemnified Person’s breach of this Agreement;

(b) gross negligence, willful misconduct, fraud, bad faith, or material violation of applicable law, regulation, or FINRA rule by that Indemnified Person;

(c) information created or materially modified by Rialto without the Issuer’s written approval;

(d) failure to follow the Issuer’s lawful written instructions that are consistent with this Agreement and Rialto’s regulatory obligations by that Indemnified Person; or

(e) a dispute brought by the Issuer solely to enforce this Agreement, except to the extent the final decision-maker determines that the Issuer asserted the claim in bad faith.

August 31, 2026

4. Notice and Defense. An Indemnified Person seeking indemnification shall give the Issuer prompt written notice of a Claim, including available material information concerning the nature and amount of the Claim. Failure to provide prompt notice shall reduce the Issuer’s obligations only to the extent the Issuer is materially prejudiced by the delay.

The Issuer may assume and control the defense with counsel reasonably acceptable to the Indemnified Person. The Indemnified Person may participate through separate counsel at its own expense, except that the Issuer shall pay the reasonable fees of separate counsel where an actual material conflict of interest exists or the Issuer fails to assume the defense within a reasonable time after notice. The Indemnified Person shall reasonably cooperate in the defense, and the Issuer shall reimburse reasonable, documented out-of-pocket cooperation expenses.

5. Advancement and Reimbursement of Expenses. Before final resolution of a Claim, the Issuer shall advance reasonable, documented, and necessary defense expenses for matters reasonably within the scope of Section 2, subject to the Issuer’s right to control the defense under Section 4; provided that the Indemnified Person shall repay amounts advanced to the extent it is finally determined that such amounts were not indemnifiable under this Schedule A.

6. Contribution. If indemnification under this Schedule A is judicially determined to be unavailable or insufficient for a Claim that otherwise falls within Section 2, the Issuer and the applicable Indemnified Person shall contribute to the related Losses in the proportion that reasonably reflects their relative benefits from the Offering, their relative fault, and other relevant equitable considerations. Notwithstanding the foregoing, except to the extent prohibited by applicable law, the aggregate amount that Rialto shall be required to contribute pursuant to this Section shall not exceed the aggregate fees and compensation actually received by Rialto in connection with the Offering giving rise to the Claim.

No person guilty of fraudulent misrepresentation shall be entitled to contribution from a person who was not guilty of fraudulent misrepresentation. No Party shall be required to contribute for Losses to the extent arising from another Party’s breach, negligence, violation of law, gross negligence, willful misconduct, fraud, or unauthorized conduct.

7. Non-Waivable Liability. Nothing in this Schedule A shall be construed to waive or limit any liability of Rialto that cannot lawfully be waived or limited under applicable law.

8. Survival and Severability. If any term, provision, covenant or restriction contained in this Schedule A is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Schedule A shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The reimbursement, indemnity and contribution obligations of the Issuer set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

August 31, 2026

Schedule B – Compensation and Fee Chart

Offering Amount: $5,000,000

Fees Due Upon Execution of Agreement*

DESCRIPTION	AMOUNT	PAYABLE UPON
FINRA - 5110 Filing fees (Estimated)	$1,250 (FINRA 5110 fee = $500 + .00015 of $ offering)	Prior to Rialto submission of the FINRA 5110 for review
Consulting Fee	$25,000	Due upon signing of this agreement
Onboarding & KYC Administration Fee	Issuer shall pay Rialto a one-time Investor Onboarding and KYC Administration Fee of $2,500.	Due upon signing of this agreement

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Broker of Record/Compliance & Administrative Services Fees (For services provided as listed in a. through i. on page 1 of this agreement). This counts as Compensation.	1% of funds raised for $5,000,000	Completion of offering*
Equity Compensation	NONE
TOTAL MAXIMUM COMPENSATION: $75,000
TOTAL MAXIMUM EXPENSES DUE UPON EXECUTION: $28,750

*	For purposes hereof, Completion of an Offering shall mean acceptance of an offer to purchase any amount AND the successful funding thereof.

August 31, 2026

Schedule C - Rialto Offering Requirements

1.	Assign one authorized point of contact within five (5) business days after the Effective Date to submit materials, receive and consolidate Rialto comments, provide approvals and decisions, and coordinate signatures and other Issuer obligations. Comments or submissions from other persons may be disregarded unless coordinated through the designated point of contact.

2.	Be forthcoming with any known material information that may impact the capital raise such as strategic direction; strategic partnerships; past, pending, or ongoing litigation or the like.

3.	Provide all requested KYC/AML in a timely manner, including the Bad Actor Certifications.

4.	Deliver all requested financial due diligence information promptly.

5.	Provide all marketing and “Testing the Waters” materials previously used or proposed for use and comply with the Marketing Review Protocol in Section 1.8. No such material may be used in connection with the Offering or Rialto’s Services unless Rialto has issued final written approval of the specific version. Where applicable, materials must comply with FINRA Rule 2210 and be submitted to FINRA or another regulator as required.

6.	File any required (amendments or other) types of ongoing reporting to EDGAR regarding the offering.

7.	Promptly remit all fees due to Rialto at times stated in Schedule B of the Engagement Agreement

August 31, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement to Offering Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 31, 2026.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Xianghong “Larry” Wu
	Name:	Xianghong “Larry” Wu
	Title:	Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Xianghong “Larry” Wu
Name:	Xianghong “Larry” Wu
Title:	Principal Executive Officer, Principal Financial Officer, Principal accounting officer, and the Majority Member of its General Partner (governing body).

August 31, 2026

UC Asset Limited Partnership. Address: 537 Peachtree Street NE, Atlanta, GA 30308, USA; Tel: 470-475-1035; Website: www.ucasset.com

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